Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH

BY

SkyAI, Inc.

OF

UP TO 48,311,489 SHARES OF ITS COMMON STOCK, INCLUDING ASSOCIATED PREFERRED SHARE
PURCHASE RIGHTS UNDER THE RIGHTS PLAN,

REPRESENTING AN AGGREGATE PURCHASE PRICE OF UP TO $144,934,467

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON October 29, 2026, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

October 15, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by SkyAI, Inc., a Nevada corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash shares of its common stock, par value $0.0001 per share (the “Shares”), including the associated preferred share purchase rights, having an aggregate purchase price of up to $144,934,467 at a purchase price of $3.00 per share to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) in the related Letter of Transmittal (together with any supplements or amendments thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and Letter of Transmittal, the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.

Tendering stockholders may specify a maximum number of Shares that they are willing to sell pursuant to the Offer. However, due to the proration provisions described in the Offer to Purchase, all of the Shares tendered may not be purchased if more than 48,311,489 Shares have been properly tendered and not properly withdrawn. The Company reserves the right, in its sole discretion, to increase or decrease the aggregate number of Shares sought in the Offer, subject to applicable law. The Company will not purchase fractional shares. In accordance with the rules of the Securities and Exchange Commission, the Company may purchase in the Offer up to an additional 2% of its outstanding Shares, as applicable without amending or extending the Offer.

The Company will purchase only those Shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer (including the proration provisions described in the Offer to Purchase). All Shares accepted for payment will be paid promptly after the Expiration Time, to the seller in cash, less any applicable withholding taxes and without interest. If the Offer is fully subscribed, the Company would purchase 48,311,488 Shares, which would represent approximately 95% of the issued and outstanding Shares as of October 14, 2026.

Under no circumstances will interest be paid on the purchase price for the Shares regardless of any delay in making such payment.

The Company reserves the right, in its sole discretion, to (i) upon the occurrence of any of the conditions to the Offer more specifically described in the Offer to Purchase, (a) terminate the Offer and return all tendered Shares to the tendering stockholders, (b) extend the Offer and, subject to the withdrawal rights set forth in the Offer to Purchase, retain all of the tendered Shares until the expiration of the Offer as so extended, (c) waive a condition to the Offer and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares properly tendered and not properly withdrawn prior to the Expiration Date; or (d) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of such condition, or (ii) amend the Offer in any respect, subject to applicable law.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. See Section 3 of the Offer to Purchase. The Company reserves the right, in its sole discretion, to increase or decrease the aggregate number of Shares sought in the Offer, subject to applicable law. See Section 1 and Section 15 of the Offer to Purchase.

If the conditions of the Offer have been satisfied or waived and more than 48,311,489 Shares (or such greater amount as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase Shares properly tendered on a pro rata basis with appropriate adjustment to avoid purchases of fractional shares.

Because of the proration provisions described above, the Company may not purchase all of the Shares that you tender. See Section 1 and Section 3 of the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase, dated October 15, 2026;

2.	Letter of Transmittal, with substitute IRS W-9 Form

3.	A letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

The Offer is conditioned upon 50% of 95% of the Shares outstanding as of October 15, 2026 being tendered. The Offer is not conditioned upon any financing condition. The Offer is, however, subject to certain other conditions described in Section 7 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at one minute after 11:59 P.M., New York City time, on October 29, 2026, unless the Offer is extended or earlier terminated.

Under no circumstances will interest be paid on the Purchase Price of the Shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such Shares.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Mackenzie Partners

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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